SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

June 23, 2003

COMMISSION FILE NUMBER:

01-31380

QUEST INVESTMENT CORPORATION

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

Vancouver, British Columbia - Viceroy Resource Corporation (“Viceroy”) (VOY-TSX), Quest Investment Corporation (“Quest”) (Q.A and Q.B - TSX), Arapaho Capital Corp. (“Arapaho”) (AHO-TSXV) and Avatar Petroleum Inc. (“Avatar”) (AVA-TSXV) (the “Companies”) are pleased to announce that the arrangement (“the Arrangement”) previously announced has been approved by their shareholders and the Supreme Court of British Columbia.  The percentage of votes cast by shareholders of Viceroy, Quest, Arapaho, and Avatar approving the Arrangement was 97.03%, 99.5%, 100%, and 99.9% respectively.  The effective date of the Arrangement is expected to be June 30, 2003 and the closing of the $10 million private placement approved by the Viceroy shareholders will take place immediately thereafter.

Under the Arrangement, Viceroy will consolidate its existing common shares on a 1 for 3 basis, its common shares will be redesignated as Class A Subordinate Voting shares and Class B Variable Multiple Voting shares (one to five votes per share) created.  Viceroy will change its name to Quest Capital Corp. (“Quest Capital”).  Quest Capital shares will trade on the TSX under the trading symbols QC.A and QC.B as soon as possible after the effective date.

The new Board of Directors of Quest Capital  will be chaired by Henry J. Knowles and will consist of A. Murray Sinclair, Brian E. Bayley, Robert G. Atkinson, Ronald K. Netolitzky, W. David Black, Michael H. Halvorson, Michael D. Winn, Edward L. Mercaldo, and Daniel Goodman.

Quest Capital will acquire all of the shares of each of Avatar, Quest Management Corp. (“Quest Management”) (which is a wholly-owned subsidiary of Arapaho), and Quest, in exchange for shares of Quest Capital.  Shareholders of the merging companies as of the effective date  will be entitled to receive the following post-Arrangement securities in exchange for their pre-Arrangement securities:

1.

holders of Viceroy shares will receive one Quest Capital Class A Share in exchange for every three (3) Viceroy shares (pre-consolidation); one (1) ViceroyEx share for every ten (10) Viceroy shares (pre-consolidation); and one (1) SpectrumGold Share for every thirty (30) Viceroy shares (pre-Consolidation);

2.

holders of Avatar shares will be issued 0.2825 Quest Capital Class A shares for each Avatar share;

3.

Arapaho will be issued a total of 863,857 Quest Capital Class A shares for all of the issued shares of Quest Management.  Shareholders of Arapaho will not receive any Quest Capital shares directly under the Arrangement;

4.

holders of Quest Class A shares will be issued 1.0514 Quest Capital Class A shares for each Quest Class A share; and holders of Quest Class B shares will be issued 1.0514 Quest Capital Class B shares for each Quest Class B share.

Shareholders of each of the Companies who would be entitled to receive less than one board lot of shares pursuant to the Arrangement, will receive a cash payment unless they elect to receive Quest Capital shares and provide the necessary documentation to the transfer agent on or before August 5, 2003.

At the Viceroy  meeting, shareholders approved a private placement to issue 8,333,333 Units at a price of $1.20 per Unit (post-consolidation) to raise $10,000,000.  Each Unit will consist of one Quest Capital Class A share and one warrant.  Each warrant is exercisable for five years at $1.50 per Quest Capital Class A share, subject to a reduction in the exercise period if the Quest Capital Class A share closes above $2.25 for a specified period.

Quest Capital’s business objective will be to expand its merchant banking activities which will include providing financial services to small and mid-cap companies operating primarily in North America.  Its principal business will be to provide asset backed bridge loans to companies generally operating in industries such as mining, oil and gas, real estate, and manufacturing.  Quest Capital Corp. will have in excess of $90.0 million of total assets; and approximately 78 million Class A shares and 4.3 million Class B shares issued and outstanding after the p rivate p lacement is closed.

Forward Looking Statement

This news release contains forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy, Quest, Arapaho, and Avatar. Actual results realized may vary materially from the information provided in this presentation. As a result, there is no representation by Viceroy, Quest, Arapaho, and Avatar that actual results realised in the future will be the same in whole or in part as those presented herein.

For more information please contact Michael Atkinson (604-689-1428 or toll free 800-318-3094) or visit the Company’s websites at www.viceroyresource.com or www.questinvestcorp.com.  All public filings can also be obtained at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST INVESTMENT CORPORATION

                                                                         (the Registrant)

Date:	June 25, 2003	By:	“Sandra Lee”
Signature Sandra Lee, Corporate Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.